UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 10)

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2006, as amended (as previously filed with the SEC, the “Schedule 14D-9”), by Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”), relating to the tender offer made by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), as set forth in a Tender Offer Statement filed by Offeror, Parent and Oracle on Schedule TO, dated April 25, 2006, as amended (as previously filed with the SEC, the “Schedule TO”), to pay $4.90 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 10, except that such information is hereby amended to the extent specifically provided herein.

Item 9.	Materials to be Filed as Exhibits.

The following exhibit is filed herewith:

Exhibit Number	Description

(a)(17)	Press Release by Portal Software Inc. on June 29, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH
Dated: June 29, 2006	Larry Bercovich SVP, General Counsel & Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(17)	Press Release by Portal Software Inc. on June 29, 2006